# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CoreWeave, Inc., CIK 0001769628
CUSIP: 21873S108
Title of class of securities: Class A common stock, par value 0.000005 per share
Address of issuer's principal executive offices: 290 W Mt. Pleasant Ave., Suite 4100, Livingston, New Jersey (NJ), 07039
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-25-030776
Filed by CIK 0001352851

## Reporting persons
- Magnetar Financial LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 91,382,435; sole dispositive power 0; shared dispositive power 91,382,435; aggregate amount beneficially owned 91,382,435 (23.3% of the class)
- Magnetar Capital Partners LP: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 91,382,435; sole dispositive power 0; shared dispositive power 91,382,435; aggregate amount beneficially owned 91,382,435 (23.3% of the class)
- Supernova Management LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 91,382,435; sole dispositive power 0; shared dispositive power 91,382,435; aggregate amount beneficially owned 91,382,435 (23.3% of the class)
- David J. Snyderman: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 91,382,435; sole dispositive power 0; shared dispositive power 91,382,435; aggregate amount beneficially owned 91,382,435 (23.3% of the class)

## Item 1. Issuer
Name of issuer: CoreWeave, Inc.
Address of issuer's principal executive offices: 290 W Mt. Pleasant Ave., Suite 4100, Livingston, NJ, 07039

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Magnetar Financial LLC ("Magnetar Financial");

(ii) Magnetar Capital Partners LP ("Magnetar Capital Partners");

(iii) Supernova Management LLC ("Supernova Management"); and

(iv) David J. Snyderman ("Mr. Snyderman").

This statement relates to shares of Class A common stock, par value $0.000005 ("Common Stock") of the Issuer (a) held directly by the Magnetar Funds (as defined herein) and (b) issuable to the Magnetar Funds upon (i) the potential exercise of Warrants (the "Warrants") held by certain of the Magnetar Funds, (ii) the potential exercise of Penny Warrants (the "Penny Warrants") held by certain of the Magnetar Funds and (iii) the potential exercise of contractual rights to purchase (the "Rights") held by certain of the Magnetar Funds.

The shares of Common Stock, Warrants, Penny Warrants and Rights are held by CW Opportunity LLC, CW Opportunity 2 LP, Longhorn Special Opportunities Fund LP, Magnetar Alpha Star Fund LLC Magnetar Capital Master Fund, Ltd, Magnetar Constellation Master Fund, Ltd, Magnetar Lake Credit Fund LLC, Magnetar Longhorn Fund LP, Magnetar SC Fund Ltd, Magnetar Structured Credit Fund, LP; Magnetar Xing He Master Fund Ltd, Purpose Alternative Credit Fund - F LLC and Purpose Alternative Credit Fund - T LLC (collectively, the "Magnetar Funds").

Magnetar Financial serves as the investment adviser to each of CW Opportunity LLC, CW Opportunity 2 LP, Magnetar Capital Master Fund, Ltd, Magnetar Constellation Master Fund, Ltd, Magnetar Longhorn Fund LP, Magnetar SC Fund Ltd, Magnetar Xing He Master Fund Ltd, Purpose Alternative Credit Fund - F LLC, Purpose Alternative Credit Fund - T LLC, and Longhorn Special Opportunities Fund LP, the general partner of Magnetar Structured Credit Fund, LP and the manager of Magnetar Alpha Star Fund LLC and Magnetar Lake Credit Fund LLC, and as such, Magnetar Financial exercises voting and investment power over the securities held for the Magnetar Funds' accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Snyderman.
Address of principal business office or, if none, residence: The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.
Citizenship:
(i) Magnetar Financial is a Delaware limited liability company;

(ii) Magnetar Capital Partners is a Delaware limited partnership;

(iii) Supernova Management is a Delaware limited liability company; and

(iv) Mr. Snyderman is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
As of October 7, 2025, each of the Reporting Persons may be deemed to beneficially own 91,382,435 shares of Common Stock.

As of October 7, 2025, each of the Reporting Persons may be deemed to be the beneficial owner of 23.3% of the total number of shares of Common Stock (based upon the information provided by CoreWeave, Inc. in the proxy statement/prospectus filed with the SEC on September 26, 2025 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, as of September 9, 2025, there were 380,162,985 shares of Common Stock outstanding).
Percent of class: 23.3%
Sole power to vote or to direct the vote: Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman: 0
Shared power to vote or to direct the vote: Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman: 91,382,435
Sole power to dispose or to direct the disposition: Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman: 0
Shared power to dispose or to direct the disposition: Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman: 91,382,435

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Magnetar Financial is an investment adviser registered under Section 203 of the Investment Advisors Act of 1940 and serves as the investment adviser, general partner or the manager to the Magnetar Funds. As such, Magnetar Financial exercises voting and investment power over the Magnetar Funds. Magnetar Capital Partners is the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The current Manager of Supernova Management is Mr. Snyderman.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1. Joint Filing Agreement, by and among the Reporting Persons, dated as of April 1, 2025 (incorporated by reference to Exhibit 99.1 of the Schedule 13G filed by the Reporting Persons on April 1, 2025).

Exhibit 99.2. Power of Attorney, dated as of April 1, 2025 (incorporated by reference to Exhibit 99.2 of the Schedule 13G filed by the Reporting Persons on April 1, 2025).

## Signatures
- Magnetar Financial LLC: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, GP of Magnetar Capital Partners LP, its Sole Member (10/07/2025)
- Magnetar Capital Partners LP: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, its General Partner (10/07/2025)
- Supernova Management LLC: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC (10/07/2025)
- David J. Snyderman: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman (10/07/2025)